SUB-ITEM 77D:    POLICIES WITH RESPECT TO SECURITY INVESTMENTS

     Effective October 1, 2004, the registrant may enter into equity swap agreements and currency swap agreements. In a standard swap agreement, two parties agree to exchange the returns (or differential in returns) earned or realized on particular predetermined investments or instruments. The registrant will not enter into a swap agreement if the net amount owed or to be received under existing contracts with that party would exceed 10% of its net assets.

     Also effective October 1, 2004, the registrant was reclassified from a "non-diversified" fund to a "diversified" fund. As a diversified fund, the registrant may not, with respect to 75% of its total assets, invest more than 5% of the value of its total assets in the securities of any one issuer or purchase more than 10% of the outstanding voting securities of any one issuer (except that such limitations do not apply to U.S. Government securities and securities of other investment companies).